Exhibit 4.11

WELLTOWER INC.

EMPLOYEE STOCK PURCHASE PLAN

1.	PURPOSES

The Welltower Inc. Employee Stock Purchase Plan (the “Plan”) is intended to provide eligible employees of Welltower Inc., a Delaware corporation (the “Company”), and its subsidiaries, with an opportunity to acquire an equity interest in the Company by providing eligible employees with a convenient means to purchase shares of the common stock of the Company through payroll deductions.

This Plan was approved by the Board of Directors on October 26, 2017. The Plan is being submitted for approval by the Company’s stockholders at the 2018 Annual Meeting of Stockholders.

2.	DEFINITIONS

A.	“Agent” means Fidelity Stock Plan Services, LLC, or such other bank, stock brokerage firm, trust department or other entity as may be appointed by the Committee pursuant to Section 16.C of the Plan to carry out the functions assigned to the Agent by the terms of this Plan.

B.	“Board of Directors” means the Board of Directors of the Company.

C.	“Business Day” means a day on which The New York Stock Exchange is open for trading.

D.	“Code” means the Internal Revenue Code of 1986, as amended.

E.	“Committee” means the committee appointed by the Board of Directors and delegated the authority to administer the Plan pursuant to Section 16 below.

F.	“Common Stock” means the common stock, par value $1.00 per share, of the Company.

G.	“Compensation” means the base pay and base wages received by a Participant, including overtime pay, paid time off, holiday pay, early dismissal, excused absence pay, administrative leave pay, bereavement pay, on-call pay, and parental leave. For the avoidance of doubt, Compensation shall not include (i) commissions, (ii) annual, quarterly and monthly cash bonuses, (iii) income related to stock option awards, stock grants and other equity incentive awards, (iv) expense reimbursements, (v) relocation-related payments, (vi) benefit plan payments (including but not limited to short term disability pay, long term disability pay, tuition reimbursement and adoption assistance), (vii) deceased pay, (viii) income from non-cash and fringe benefits, (ix) severance payments, and (x) other forms of compensation not specifically listed herein.

H.	“Designated Subsidiary” means any Subsidiary which has been or shall be, from time to time, designated by the Board of Directors to be eligible to participate in the Plan; provided that the entities set forth in Appendix A attached hereto shall each be a Designated Subsidiary effective as of the beginning of the first Offering Period.

I.	“Eligible Employee” means an employee of the Company or a Designated Subsidiary who is treated as a common law employee of the Company or the Designated Subsidiary for purposes of the Company’s payroll tax withholding and reporting and satisfies the eligibility requirement set forth in Section 3 below. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or the Designated Subsidiary, only to the extent permitted under Section 423 of the Code. For purposes of the Plan, an individual who performs services for the Company or a Designated Subsidiary pursuant to an agreement (written or oral) that classifies such individual’s relationship with the Company or a Designated Subsidiary as other than a common law employee shall not be considered an “employee” with respect to any period preceding the date on which a court or administrative agency issues a final determination that such individual is an “employee.”

J.	“Enrollment Form” means the enrollment form described in Section 4 below, in such form as may be approved by the Committee from time to time.

K.	“Market Price” means the value of a share of the Common Stock as of a particular date, determined on the basis of the closing price quoted on the New York Stock Exchange for that date, or, if there were no reported prices on such date, on the last preceding date on which the prices were reported; or, if the Common Stock is no longer listed on the New York Stock Exchange, the closing price for shares of Common Stock as reported on the official website for such other exchange on which the shares are listed.

L.	“Offering” means an offer made by the Company to Eligible Employees, permitting them to purchase shares of Common Stock with payroll deductions accumulated during an Offering Period, on the terms and conditions described in this Plan. Unless otherwise specified by the Committee, each Offering to the Eligible Employees of the Company and each Offering to the Eligible Employees of each Designated Subsidiary shall be deemed a separate Offering, even if the dates and other terms of the separate Offerings are identical, and the provisions of the Plan shall separately apply to each Offering. To the extent permitted by Section 423 of the Code, the terms of each separate Offering need not be identical, provided that the terms of the Plan and an Offering together satisfy Section 423 of the Code.

M.	“Offering Date” means the first Business Day of each Offering Period.

N.	“Offering Period” means every six-month period beginning each December 1st and June 1st or such other period designated by the Committee; provided that in no event shall an Offering Period exceed twenty-seven (27) months. The first Offering Period under the Plan shall commence on December 1, 2017.

O.	“Participant” means an Eligible Employee who has enrolled in the Plan for an Offering Period, has authorized payroll deductions for the purchase of Common Stock and has an account under this Plan.

P.	“Proceeds” means the total amount accumulated for the benefit of the Participant during a single Offering Period, comprised of the aggregate of the payroll deduction contributions taken from the Participant’s Compensation during such Offering.

Q.	“Purchase Date” means the last Business Day of the Offering Period.

R.	“Subsidiary” means any entity, domestic or foreign, of which not less than 50% of the voting equity is held by the Company or a Subsidiary, whether or not such entity now exists or is hereafter organized or acquired by the Company or a Subsidiary; provided such entity is also a “subsidiary” within the meaning of Section 424 of the Code.

3.	ELIGIBILITY

Each Eligible Employee of the Company and each Eligible Employee of any Designated Subsidiary shall be eligible to purchase shares of Common Stock in Offerings under this Plan, provided that no employee shall be an Eligible Employee if such employee:

A.	Owns (or holds outstanding options to purchase), at the beginning of the Offering Period, stock possessing five percent (5%) or more of the total combined voting power or value of all classes of Company’s common stock, applying the rules of Code Section 424(d) in determining stock ownership; or

B.	Is customarily employed by the Company or Subsidiary for twenty hours or less per week, or is customarily employed for not more than 5 months in any calendar year; or

C.	Would receive an option under this Plan at a rate which, when aggregated with his or her rights to purchase stock under all other employee stock purchase plans of the Company or any Designated Subsidiary, exceeds $25,000 in Market Price, determined as of the Offering Date (or such other limit as may be imposed by the Code) for each calendar year in which any option granted to the Participant under any such plans is outstanding at any time.

For purposes of this Plan, neither a transfer of an Eligible Employee from the Company to a Subsidiary or other affiliate of the Company, or vice versa, or from one Subsidiary or affiliate of the Company to another, shall be deemed a termination of employment (provided, however, that a transfer shall affect the Eligible Employee’s eligibility to participate in future Offering Periods if he or she is no longer employed by the Company or a Designated Subsidiary for purposes of the Plan). For the avoidance of doubt, only Eligible Employees of the Company or a Designated Subsidiary shall be eligible to be granted on option under the Plan and in no event may an individual be granted an option following his or her termination of employment.

4.	EMPLOYEE ENROLLMENT AND PAYROLL DEDUCTIONS

A.	An Eligible Employee shall become a Participant in the Plan for any Offering Period by completing and filing with the Company (or, if authorized by the Committee, with the Agent) an Enrollment Form, which Enrollment Form shall include a payroll deduction authorization together with instructions to use the deductions to purchase shares of Common Stock in an Offering under the Plan. This Enrollment Form must be filed at least ten (10) Business Days prior to the Offering Date for that Offering Period.

B.	In the Enrollment Form, each Participant shall elect to have payroll deductions made during an Offering Period equal to no less than 1% of the Participant’s Compensation up to a maximum of 15% (or such greater amount as the Committee establishes from time to time). The amount of such payroll deductions shall be in whole percentages (for example, 3%, 12% or 15%). All such payroll deductions shall be made from the Participant’s Compensation after deduction of any tax, social security and national insurance contribution.

C.	As of each payroll day during an Offering Period, the Company or Subsidiary will deduct the specified amount from the Compensation payable to the Participant. Payroll deductions for a Participant shall commence on the first payroll date following the Offering Date and shall end on the last payroll date in the Offering Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 8 hereof. The Company will hold each Participant’s payroll deduction contributions as Proceeds in non-interest bearing accounts until each Participant’s Proceeds are used to purchase shares of Common Stock on the Purchase Date for the Offering Period. A Participant may not make any separate cash payment into such account.

D.	Each Participant returning an Enrollment Form for an Offering Period shall receive an option on the Offering Date to purchase shares of Common Stock on the Purchase Date for the Offering Period. Unless the Participant withdraws pursuant to Section 8, the Participant shall be deemed to have elected to use all of the Proceeds accumulated on behalf of the Participant during the Offering Period to purchase shares on the Purchase Date.

E.	An Eligible Employee’s Enrollment Form for one Offering Period shall remain in effect for the subsequent Offering Period if the Eligible Employee does not complete and file a new Enrollment Form for the subsequent Offering Period.

5.	PURCHASE PRICE

The price to Participants for each share to be purchased on the Purchase Date for an Offering Period shall be the lesser of:

A.	85% percent of the Market Price on the Offering Date, or

B.	85% percent of the Market Price on the Purchase Date;

provided, however, that the Committee may determine a different per share purchase price provided that such per share purchase price is communicated to Participants prior to the beginning of the Offering Period and provided that in no event shall such per share Purchase Price be less than the lesser of (i) 85% of the Market Price of a share of Common Stock on the applicable Offering Date or (ii) 85% of the Market Price of a share of Common Stock on the Purchase Date.

6.	METHOD OF PURCHASE

On the Purchase Date for an Offering Period, the Proceeds accumulated on behalf of each Participant during the Offering Period will be applied to purchase shares of Common Stock of the Company, provided that, in no event shall the Proceeds for a Participant as of the Purchase Date be used to purchase shares of Common Stock that exceed the maximum number of shares permitted under Section 7.B below.

7.	MINIMUM AND MAXIMUM PURCHASES IN OFFERING

Notwithstanding the foregoing, the maximum and minimum number of shares of Common Stock a Participant may purchase in any Offering Period shall be limited as follows:

A.	Unless the Company and the Agent determine otherwise for future Offerings, the minimum payroll deduction that a Participant may elect to have withheld from the Participant’s Compensation for each pay period during the Offering Period shall equal 1% of the Participant’s Compensation for such pay period. If the amount withheld from the Participant’s Compensation during an Offering Period should be less than the amount needed to purchase at least one full share of Common Stock, such withheld amounts may be retained and carried over for use in a subsequent Offering and all other payroll deductions accumulated in a Participant’s purchase account and not used to purchase shares of Common Stock on a Purchase Date, shall be distributed to the Participant.

B.	The maximum number of shares a Participant may purchase in an Offering Period shall be limited to 2,500 shares of Common Stock.

8.	CHANGES IN CONTRIBUTIONS AND WITHDRAWAL FROM OFFERING

A Participant may reduce (but not increase) the amount of the Participant’s payroll deductions during an Offering Period by providing written notice of such change to the Company and the Agent at least ten (10) Business Days in advance of the pay date on which such change is to take effect, subject to such administrative rules adopted by the Company (including, without limitation, any rules relating to the frequency of changes to contribution levels).

A Participant may give written notice to the Company or the Subsidiary of his or her intent to revoke his or her election to participate in the current Offering under the Plan, reduce the amount of payroll deductions for the remainder of the Offering Period to $0 and withdraw the entire cash balance already accumulated on his or her behalf during the Offering Period. Such written notice shall be effective only if received at least ten (10) Business Days prior to the Purchase Date for the Offering Period. Such withdrawal will terminate the Participant’s right to purchase any shares of Common Stock under this Plan for that Offering Period. In addition, a Participant who withdraws shall not be eligible to enroll in the subsequent Offering unless a new Enrollment Form has been filed at least ten (10) Business Days prior to the Offering Date for such subsequent Offering Period.

9.	ISSUANCE OF SHARES

Shares purchased on behalf of a Participant in an Offering under the Plan shall initially be issued in “book entry” form, and held in a brokerage account established in the Participant’s name, until such time as the Participant may request in writing that the shares of Common Stock in his or her account be distributed to the Participant.

The Company may establish such rules and procedures as the Committee determines to be necessary or desirable with respect to distributions of shares purchased under this Plan, including any rules imposing limits on such distributions or restricting the timing or frequency of such distributions they may determine to be suitable, and rules addressing the distribution or liquidation of fractional shares held in Participant accounts.

10.	RIGHTS AS A SHAREHOLDER; DIVIDENDS

A.	A Participant shall have no rights as a shareholder with respect to any shares of Common Stock offered to the Participant with respect to an Offering Period hereunder until the shares have been purchased on the Participant’s behalf on the Purchase Date for that Offering Period. In regard to shares paid for and held in a Participant’s account, the Participant shall have all rights accruing to an owner of record of such shares, including voting rights and the right to receive dividends.

B.	The dividends payable on the shares of Common Stock in the Agent’s custody shall be allocated to the Participants, in proportion to the number of shares held on each Participant’s behalf, pursuant to this Plan, and then distributed to the affected Participants (unless a Participant has requested that such shares be re-invested pursuant to any dividend reinvestment plan implemented by the Company).

11.	TERMINATION OF EMPLOYMENT

As soon as administratively practicable after the termination of a Participant’s employment with the Company or a Subsidiary for any reason other than death, the Proceeds accumulated on the Participant’s behalf during the Offering Period in which his or her employment terminated will be refunded.

12.	NONTRANSFERABLITY

Neither payroll deduction contributions credited to the account of a Participant nor the Participant’s right and option to purchase shares of Common Stock under this Plan may be assigned, transferred, or alienated. During a Participant’s lifetime, the Participant’s option is exercisable only by him or her.

13.	PAYMENT TO BENEFICIARY ON DEATH

A Participant may file a written beneficiary designation, or a revision thereof. In the absence of such designation, or if the named beneficiary predeceased the Participant, the Participant’s estate shall be deemed to be the Participant’s beneficiary. In the event of the Participant’s death during an Offering Period, the Proceeds accumulated for the Participant during the current Offering shall be refunded to the Participant’s beneficiary, and the Agent shall deliver all shares of Common Stock held for the deceased Participant to the beneficiary, subject to receipt of the Participant’s death certificate and satisfactory evidence of the beneficiary’s identity and acceptance of the Common Stock and such Proceeds. The beneficiary shall have no rights under the Plan during the Participant’s lifetime.

14.	SHARES AUTHORIZED; CHANGE IN CORPORATE STRUCTURE AND CAPITALIZATION

A.	Subject to adjustment upon changes in the capitalization of the Company as provided in Section 14.B below, the maximum number of shares of Common Stock which shall be made available for purchase under this Plan is 1,000,000 shares. If, on a given Purchase Date, the number of shares of Common Stock with respect to which options are to be exercised exceeds the number of shares then available under the Plan, the Committee shall make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable. The shares of Common Stock purchased under the Plan shall be treasury shares held by the Company, authorized but unissued shares of the Common Stock, or, at the discretion of the Committee, shares of Common Stock purchased by the Agent in transactions on the open market.

B.	In the event of any change or changes in the outstanding Common Stock of the Company by reason of a stock dividend, recapitalization, reorganization, merger, consolidation, split-up, combination or any similar change in the corporate structure or shares of stock of the Company, the Board of Directors will make an appropriate adjustment, in accordance with applicable provisions of the Code and law, in the number and kind of shares which may be purchased in an Offering under the Plan, both in the aggregate and as to each Participant, the purchase price of shares offered under the Plan, and may make any and all other adjustments deemed appropriate by the Board of Directors in such manner as the Board of Directors deems appropriate, considering the accounting and tax consequences, to prevent substantial dilution or enlargement of the rights granted to a Participant in Offerings under this Plan.

C.	Dissolution of Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Offering Period then in progress shall terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board, and the Board may either provide for the purchase of Common Stock as of the date on which such Offering Period terminates or return to each Participant the payroll deductions credited to such Participant’s purchase account.

D.	Merger, Consolidation, Share Exchange or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger, consolidation or share exchange involving the Company and another person resulting in the Common Stock no longer being traded on the NYSE or another national securities exchange or trading system, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the Board determines, in the exercise of its sole discretion, that in lieu of such assumption or substitution to either terminate all outstanding options and return to each Participant the payroll deductions credited to such Participant’s purchase account or to provide for the Offering Period in progress to end on a date prior to the consummation of such sale or merger.

15.	SECURITIES LAWS

The Company shall not be obligated to issue any Common Stock pursuant to the Plan at any time when the shares have not been registered under the Securities Act of 1933, as amended, and such other state and federal laws, rules or regulations as the Company or the Board of Directors deems applicable, and, in the opinion of legal counsel for the Company, there is no exemption from the registration requirements of such laws, rules or regulations available for the issuance and sale of such shares. Further, all Common Stock acquired pursuant to the Plan shall be subject to, and may be sold only in a manner consistent with any policies concerning compliance with securities laws and insider trading, as the same may be implemented from time to time.

16.	ADMINISTRATION

A.	The Plan shall be administered by the Committee. The members of such Committee shall serve at the pleasure of the Board of Directors.

B.

The interpretation and construction of any provision of the Plan, and the adoption of rules for administering the Plan, shall be made by the Committee. Determinations made by the Committee with respect to any matter or provision contained in the Plan shall be final, conclusive and binding upon the Company and all Participants, their beneficiaries and legal representatives. Any rule adopted by the Committee shall remain in full force and effect unless and until amended or repealed by the Committee or by the Board of Directors.

C.	The Committee shall have the right to, in its discretion, appoint any entity or person to serve as the Agent for purposes of this Plan, and to delegate to them certain functions or services to be performed in connection with Plan administration, and to name successors. Until the Committee may, in its discretion, appoint another entity to serve as the Agent, Fidelity Stock Plan Services, LLC shall serve as the Agent for this Plan.

D.	The Agent retained by the Committee will perform the record keeping functions under the Plan, and, using the information provided to it by the Company, will account for each Participant’s payroll deductions and maintain each Participant’s account.

E.	The Agent will mail to each Participant’s home address, or with the Participant’s consent, deliver by email or other electronic media, a quarterly statement showing the number of shares of Common Stock held beneficially for the Participant, the amount of cash accumulated as Proceeds in the Participant’s account, and any purchases of shares in the Offering Period that closed during the calendar quarter reflected in the statement.

F.	If at any time the number of shares which would otherwise be purchased by Participants under this Plan during an Offering Period shall exceed the number of shares authorized for purchase under the Plan on a certain Purchase Date, the number of shares which may be purchased by each Participant shall be reduced proportionately.

G.	Each person who is or shall have been (a) a member of the Board, (b) a member of the Committee, or (c) an officer or employee of the Company to whom authority was delegated in relation to this Plan, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful misconduct or except as expressly provided by statute. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s certificate of incorporation or bylaws, any contract with the Company, as a matter of law, or otherwise, or of any power that the Company may have to indemnify them or hold them harmless.

17.	AMENDMENT AND TERMINATION

A.

The Board of Directors or the Committee may at any time and for any reason amend, modify, suspend, discontinue or terminate the Plan without notice; provided that no Participant’s existing rights in respect of existing options are adversely affected thereby. To the extent necessary to comply with Section 423 of the Code (or any other applicable law, regulation or stock exchange rule), the Company shall obtain stockholder approval in such a manner and to such a degree as required to effect any such amendment or modification.

B.	Without stockholder consent and without regard to whether any Participant rights may be considered to have been “adversely affected,” the Board of Directors or the Committee shall be entitled to change the purchase price, Offering Periods, limit or increase the frequency and/or number of changes in the amount withheld during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in an amount less than or greater than the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Board of Directors or the Committee determines in its sole discretion advisable which are consistent with the Plan; provided, however, that changes to (i) the purchase price, (ii) the Offering Period, (iii) the maximum amount of Compensation that may be deducted pursuant to the Plan or (iv) the maximum number of shares that may be purchased in an Offering Period, shall not be effective until communicated to Participants in a reasonable manner, with the determination of such reasonable manner in the sole discretion of the Board of Directors or the Committee.

18.	MISCELLANEOUS MATTERS

A.	On each Purchase Date, the Company or a Designated Subsidiary shall determine the amount of taxable income (if any) each Participant must recognize in connection with the purchase of shares on that Purchase Date. Upon request, the Participant must make adequate arrangements, satisfactory to the Company, for payment of any federal, state or other payroll tax withholding obligations (if any) which arose on the purchase of shares under this Plan. The Company may withhold from the Participant’s Compensation the amounts necessary for the Company to satisfy its payroll tax withholding obligations.

B.	Participation in this Plan shall not be construed to give any eligible employee any right to continued employment with the Company or any Subsidiary or to give the eligible employee any employment status other than that of an “at will” employee.

C.	All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose. The Company shall not be obligated to segregate such payroll deductions. At all times prior to the Purchase Date for an Offering Period, Participants’ rights to the amounts contributed hereunder shall be no greater than those of a general unsecured creditor.

D.	Any notice or other form of communication which the Company or a Participant may be required or permitted to give to the other shall be provided through such means as designated by the Committee, including but not limited to any paper or electronic method.

E.	To the extent permitted under Section 423 of the Code, without the amendment of the Plan, the Committee may provide for the participation in the Plan by Eligible Employees who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or the Designated Subsidiaries operate or have employees. Each subplan shall constitute a separate “offering” under this Plan in accordance with Treas. Reg. §1.423-2(a).

19.	LEGAL STATUS OF PLAN

This Plan and the rights to purchase shares of Common Stock under this Plan shall be governed by the laws of the state of Delaware. This Plan is intended to qualify as an “employee stock purchase plan” under Section 423 of the Code. The provisions of the Plan, accordingly, shall be construed in a manner consistent with the requirements of that Section of the Code. This Plan is not an employee benefit plan subject to ERISA.

20.	STOCKHOLDER APPROVAL

The effectiveness of this Plan is subject to its approval by the stockholders of the Company at the 2018 Annual Meeting of Stockholders or at any other time within a period of twelve (12) months after the date the Plan is adopted by the Board of Directors. In the event stockholder approval of this Plan is not obtained within this period, the Plan shall terminate and the Agent shall refund to each Participant any Proceeds accumulated for the Participant and the current value of any shares of Common Stock then held by the Agent on the Participant’s behalf.

Appendix A

Designated Subsidiaries

None